SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 29 2016
DIVISION OF TRADING & MARKETS



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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65876

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wells Fargo Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

550 South Tryon Street, Mail Code D1086-060, 6th Floor
(No. and Street)

Charlotte	NC	28202-4200
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David L. Pitelka 704-410-1070
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP PCAOB REGISTRATION #185
Duke Energy Center (Name – *if individual, state last, first, middle name*)

Suite 3200 550 South Tryon Street	Charlotte	NC	28202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David L. Pitelka, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wells Fargo Securities, LLC, as of December 31st, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



PATRICIA S DEAL
MY COMMISSION EXPIRES
FEB
19
2017
CABARRUS COUNTY, NC
NOTARY PUBLIC

Signature

Chief Financial Officer

Title

2/25/2016

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


WELLS
FARGO

WELLS FARGO SECURITIES, LLC

(An Indirect Wholly-Owned Subsidiary of Wells Fargo & Company)

Statement of Financial Condition

December 31, 2015

(With Report of Independent Registered Public Accounting Firm Thereon)



KPMG LLP
Duke Energy Center
Suite 3200
550 South Tryon Street
Charlotte, NC 28202-4214

Report of Independent Registered Public Accounting Firm

The Board of Managers
Wells Fargo Securities, LLC:

We have audited the accompanying statement of financial condition of Wells Fargo Securities, LLC (the Company), a subsidiary of Wells Fargo & Company, as of December 31, 2015 (the financial statement). The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Wells Fargo Securities, LLC as of December 31, 2015, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

Charlotte, North Carolina
February 26, 2016

WELLS FARGO SECURITIES, LLC
(An Indirect Wholly-Owned Subsidiary of Wells Fargo & Company)

Statement of Financial Condition

December 31, 2015

(In thousands)

Assets		
Cash	$	206,595
Cash segregated pursuant to federal regulations		1,673,201
Financial instruments owned, at fair value ($43,204,807 pledged as collateral)		43,390,061
Securities borrowed		18,859,119
Securities purchased under agreements to resell		13,691,532
Receivable from broker-dealers and clearing organizations		9,219,333
Receivable from customers		2,980,786
Goodwill		79,687
Property, equipment, and leasehold improvements, net		1,694
Other assets		429,847
Total assets	$	90,531,855
Liabilities and Member's Equity		
Liabilities:		
Securities sold under agreements to repurchase	$	53,564,166
Financial instruments sold, not yet purchased, at fair value		13,922,594
Securities loaned		7,301,543
Payable to customers		7,279,930
Payable to broker-dealers and clearing organizations		702,090
Other liabilities		906,325
Total liabilities		83,676,648
Subordinated borrowings		2,323,500
Member's equity:		
Member's contributions		1,565,244
Accumulated earnings		2,966,463
Total member's equity		4,531,707
Total liabilities and member's equity	$	90,531,855

See accompanying notes to statement of financial condition.

WELLS FARGO SECURITIES, LLC
(An Indirect Wholly-Owned Subsidiary of Wells Fargo & Company)

Notes to Statement of Financial Condition

December 31, 2015

(1) Organization

Wells Fargo Securities, LLC (the Company) is organized as a Limited Liability Company. The Company is a wholly-owned subsidiary of Everen Capital Corporation (Everen). Everen is a wholly owned subsidiary of Wells Fargo & Company (the Holding Company). The Holding Company is registered with the Federal Reserve Board as a financial holding company in accordance with the Gramm-Leach-Bliley Act of 1999 (GLBA).

The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member organization of the Financial Industry Regulatory Authority (FINRA). The Company is also a registered Futures Commission Merchant (FCM) registered with the Commodities Futures Trading Commission (CFTC). The Company engages in a wide variety of securities activities in accordance with its status as an affiliate of a financial holding company under the provisions of the GLBA. In general, securities sold by the Company are not bank deposits and are not insured by the Federal Deposit Insurance Corporation.

The Company clears some of its customers' transactions through First Clearing, LLC (FCLLC), an affiliated broker dealer, on a fully disclosed basis.

The Company self clears the majority of its institutional customer accommodation and market-making transactions. Some futures are carried and cleared by an unaffiliated broker-dealer.

The Company clears some customer transactions for Wells Fargo Prime Services, LLC (WFPS), an affiliated broker dealer, on a fully disclosed basis.

The Company was approved to act as a clearing prime broker and began clearing transactions for clients in February 2015.

The Company is a member of the Chicago Mercantile Exchange (CME), Eris Exchange LLC, ICE Clear Credit LLC, ICE Clear Europe, ICE Clear US, ICE Futures Europe, ICE Futures US, LCH LLC and LCH Ltd. where it is approved to clear interest rate swaps and futures. On May 20, 2015, the Company became a member of the Minneapolis Grain Exchange (MGEX) where it is approved to clear futures and options. On July 15, 2015, the Company became a member of the Nodal Exchange LLC, where it is approved to clear futures and options through its LCH Ltd. membership. On October 19, 2015, The Company became a member of Nodal Clear, the new clearing house for the Nodal Exchange LLC.

On December 2, 2015, Standard & Poors Ratings Services (S & P) affirmed its 'AA-/A-1+' long – and short-term counterparty credit ratings on the Company. The ratings on the Company are based on its core status to the Holding Company under S & P's group ratings methodology.

After close of business on February 27, 2015, Wells Fargo Institutional Securities, LLC (WFIS), an indirect wholly-owned subsidiary of Wells Fargo Credit, Inc., merged with and into the Company. The Company had been clearing transactions for WFIS' institutional customers on a fully-disclosed basis, and on boarded those customers as customer of the Company after the merger. On February 24, 2015 WFIS returned $80,000,000 of equity capital to its immediate parent, Wells Fargo Gaming Capital, LLC.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

For accounting purposes, the merger described in Note 1 was treated as a transfer of assets and liabilities between entities under common control. In this regard, the merger was accounted for at historical cost in

a manner similar to a pooling of interests. The Company presented the statement of financial condition as of the beginning of the period as though the assets and liabilities had been transferred at January 1, 2015. Prior to the merger, the accounting practices used by the Company and WFIS were comparable.

(b) Accounting Standards Adopted in 2015

In June 2014, the FASB issued Accounting Standards Update (ASU or Update) 2014-11, *Transfers and Services (Topic 860): Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures.* ASU 2014-11 requires repurchase-to-maturity transactions to be accounted for as secured borrowings versus sales. The guidance also requires separate accounting for transfers of financial assets that are executed contemporaneously with repurchase agreements. The Company adopted this new accounting guidance effective January 1, 2015. The application of this guidance had no impact on the Company's statement of financial conditon.

The Update also includes new disclosures for transfers accounted for as sales and for repurchase agreements and similar arrangements, such as classes of collateral pledged for gross obligations and the remaining contractual maturity of repurchase agreements. The Company adopted the new disclosure guidance for the year ended December 31, 2015. For additional information, see Note 15.

(c) Securities Purchased/Sold Under Agreements to Resell/Repurchase

Transactions involving securities purchased under agreements to resell (reverse repurchase agreements) or securities sold under agreements to repurchase (repurchase agreements) are treated as collateralized financing transactions and are recorded at their contracted resale or repurchase amounts. These transactions are primarily repurchase agreements of United States government and agency securities and corporate bonds. The Company's exposure to credit risk associated with the nonperformance of customers in fulfilling these contractual obligations can be directly affected by volatile trading markets, which may impair the customers' ability to satisfy their obligations to the Company. It is the Company's policy to report reverse repurchase agreements and repurchase agreements with the same counterparty on a net basis when the conditions for netting as specified in U.S. generally accepted accounting principles (GAAP) are met.

It is the Company's policy to obtain possession of securities purchased under agreements to resell. The Company manages the credit risk associated with these transactions by monitoring the market value of the collateral obtained, including accrued interest, and by requesting additional collateral when deemed appropriate.

(d) Securities Transactions

Customers' securities transactions are recorded on a settlement date basis with related commission revenue and expenses recorded on a trade date basis. Securities owned by customers, including those that collateralize margin or other similar transactions, are not reflected on the statement of financial condition as the Company does not have title to those assets. In the event of uncompleted transactions on settlement date, the Company records corresponding receivables and payables, respectively. The carrying value of the receivables and payables approximates their fair values.

Financial instruments owned and financial instruments sold, not yet purchased are carried at fair value on a trade date basis.

(e) Securities Lending Activity

Securities borrowed and securities loaned are reported as collateralized financing transactions and are carried at the contracted amounts of cash collateral received or paid in connection with those transactions. The Company receives collateral generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

(f) Derivatives

Derivative financial instruments are used for trading purposes, including economic hedges of trading instruments, and are recorded at fair value. Fair values for exchange-traded derivatives, principally futures and certain options, are based on quoted market prices. Fair values for over-the-counter derivative financial instruments, principally interest rate, credit default or total return swaps, forwards, and options, are based on quoted market prices for similar instruments, pricing models and discounted cash flow analyses, and are included in financial instruments owned and financial instruments sold, not yet purchased in the accompanying statement of financial condition.

Most of the Company's derivative transactions are executed under master netting arrangements. The Company reflects all derivative balances and related cash collateral subject to enforceable master netting arrangements are reflected on a net basis within the accompanying statement of financial condition. Balance sheet netting adjustments are determined based on the terms specified within each master netting arrangement. Balance sheet netting adjustments are determined at the counterparty level for which there may be multiple contract types. For disclosure purposes, adjustments are allocated to the contract type for each counterparty proportionately based upon gross amounts recognized by counterparty. As a result, the net amounts disclosed by contract type may not represent the actual exposure upon settlement of the contracts. Balance sheet netting does not include non-cash collateral that is received and pledged.

(g) Benefit Plans

The Holding Company accounts for post-employment benefits in accordance with FASB Accounting Standards Codification (ASC) 712, *Nonretirement Postemployment Benefits*, which requires the accrual of a liability for all types of benefits paid to former or inactive employees after employment but before retirement. Eligible employees participate in the noncontributory defined benefit pension plan and the matched savings plan of the Holding Company. In addition, the Holding Company provides postretirement benefits, principally healthcare, to employees and their beneficiaries and dependents.

On April 28, 2009, the Board of Directors approved amendments to freeze the benefits earned under the Wells Fargo qualified and supplemental Cash Balance Plans and the Wachovia Corporation Pension Plan, a cash balance plan that covered eligible employees of the legacy Wachovia Corporation, and to merge the Wachovia Pension Plan into the qualified Cash Balance Plan. These actions became effective on July 1, 2009.

Prior to July 1, 2009, eligible employees' cash balance plan accounts were allocated a compensation credit based on a percentage of their qualifying compensation. The compensation credit percentage was based on age and years of credited service. The freeze discontinues the allocation of compensation credit for services after June 30, 2009. Investment credits continue to be allocated to participants based on their

accumulated balances. Employees become vested in their Cash Balance Plan accounts after completing three years of vesting service.

(h) Income Taxes

The Company is a single-member Limited Liability company (SMLLC) and is treated as a disregarded entity pursuant to Treasury Regulation 301.7701-3 for federal income tax purposes. Generally, disregarded entities are not subject to entity-level federal or state income taxation and as such, the Company does not provide for income taxes under FASB ASC 740, *Income Taxes*. The Company's taxable income is primarily reported in the tax return of its member, Everen. Certain state jurisdictions will subject the Company to entity-level taxation as a SMLLC. Similarly, the Company may be subjected to foreign taxation.

Based upon its evaluation, the Company has concluded that there are no significant uncertain income tax positions relevant to the jurisdictions where it is required to file income tax returns requiring recognition in the statement of financial condition. Management monitors proposed and issued tax law, regulations and cases to determine the potential impact to uncertain income tax positions. At December 31, 2015, management had not identified any potential subsequent events that would have a material impact on unrecognized income tax benefits within the next twelve months.

The Company files tax returns in various states and local jurisdictions and it is subject to income tax examinations by tax authorities for years 2011 and forward.

(i) Goodwill

Goodwill is not subject to amortization but is subject to impairment testing on an annual basis, or more often if events or circumstances indicate possible impairment. The Company initially performs a qualitative assessment of goodwill to test for impairment. If, based on qualitative review, it is concluded that more likely than not the fair value is less than carrying amount, then quantitative steps are completed to determine if there is goodwill impairment. If it is concluded that fair value is not less than carrying amount, quantitative tests are not required. Various quantitative valuation methodologies are applied when required to compare the estimated fair value to the carrying value. Valuation methodologies include discounted cash flow and earnings multiple approaches. The Company's impairment evaluation for the year ended December 31, 2015, indicated that none of the Company's goodwill is impaired and there are no events or circumstances that indicate possible impairment as of December 31, 2015.

(j) Property, Equipment, and Leasehold Improvements

Property, equipment, and leasehold improvements are stated at cost, less accumulated depreciation and amortization. Depreciation of property and equipment is recognized on a straight-line basis using estimated useful lives, which generally range from three to ten years. Leasehold improvements are amortized over the lesser of the estimated useful life of the improvement or the term of the lease.

(k) Other

The Company's statement of financial condition is prepared in accordance with U.S. generally accepted accounting principles (GAAP). The preparation of the statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect reported amounts of assets

and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Assets owned by customers, including those that collateralize margin or other similar transactions, are not assets of the Company, and are not included on the statement of financial condition.

(3) Cash and Securities Segregated Pursuant to Federal Regulations

Under the provisions of Rule 15c3-3 of the Securities and Exchange Commission (SEC), qualifying securities with a fair value of $991,859,000 have been segregated for the exclusive benefit of customers at December 31, 2015. There is no required deposit for the proprietary accounts of brokers (PAB), and therefore no cash or securities were on deposit at December 31, 2015. The securities are included in financial instruments owned in the accompanying statement of financial condition.

As an FCM, the Company is required to segregate funds in a cleared swap customer account, a secured funds account and a segregated funds account under rules mandated by the CFTC. For these purposes, $475,991,000, $298,373,000, and $898,837,000, respectively, is held in accounts at non affiliate banks and is reflected in cash segregated pursuant to federal regulations in the accompanying statement of financial condition.

The Company deposited $1,837,727,000 of investments of customer funds in securities with clearing organizations as margin at December 31, 2015. These segregated securities are included in financial instruments owned in the statement of financial condition. The Company also entered into securities purchased under agreement to resell contracts using $544,461,000 of customers' segregated and $921,452,000 of customer cleared swap funds at December, 31, 2015.

Additionally, the Company segregated $3,797,662,000 of customer specific owned securities deposited at non-affiliated banks and clearing organizations at December 31, 2015. These segregated securities are not included in the statement of financial condition.

(4) Receivable from and Payable to Customers

Receivable from and payable to customers represent the net amounts receivable from and payable to customers in connection with the settlement of normal cash securities, derivative and securities-based lending transactions. Receivables from customers also include margin loans to customers and customer cash debits. Payable to customers includes customer free credits. It is the Company's policy to report margin loans and payables that arise due to positive cash flows in the same customer's accounts on a net basis when the conditions for netting as specified in GAAP are met. The amounts receivable from customers are generally collateralized by securities owned by the customer, the value of which is not reflected in the accompanying statement of financial condition. At December 31, 2015, customer receivables of $19,200,000 were unsecured.

(5) Receivable from and Payable to Broker-Dealers and Clearing Organizations

Receivable from and payable to broker-dealers and clearing organizations consist of the following at December 31, 2015 (in thousands):

Receivable from broker dealers and clearing organizations:		
Unsettled regular way transactions, net	$	6,501,472
Receivable from derivative clearing organizations		2,232,539
Securities failed to deliver		186,159
Syndicate receivable		7,126
Clearing fund deposits		97,015
Federal funds sold – overnight		11,000
Guaranty deposits		84,114
Receivable from carrying brokers		98,719
Other		1,189
	$	9,219,333
Payable to broker dealers and clearing organizations:		
Payable to non-customer derivative counterparties	$	279,674
Payable to derivative clearing organizations		264,074
Securities failed to receive		96,717
Syndicate payable		61,625
	$	702,090

(6) Financial Instruments Owned and Financial Instruments Sold, Not Yet Purchased

At December 31, 2015, financial instruments owned and financial instruments sold, not yet purchased consisted of trading securities and derivatives reported at fair value as presented below (in thousands):

	Financial instruments owned	Financial instruments sold, not yet purchased and derivative liabilities
Corporate obligations	$ 7,575,336	3,934,490
Collateralized loan obligations and asset-backed securities	1,633,881	5,139
Mortgage-backed securities	20,130,509	63,393
US government, US agency and municipal government obligations	11,666,086	8,372,645
Equity securities	1,710,955	1,331,895
Money market securities		
Derivatives:		
Interest rate contracts	27,216	33,062
Equity contracts	635,599	168,237
Foreign exchange contracts	—	2,781
Credit contracts	10,479	10,952
	$ 43,390,061	13,922,594

U.S. government securities with a fair value of $5,921,000 at December 31, 2015, have been pledged to clearing corporations. Financial instruments owned at December 31, 2015, included debt securities issued by the Holding Company with a fair value of $223,371,000 included in corporate obligations in the table above.

(7) Variable Interest Entities (VIEs) and Securitizations

The Company acts as underwriter for other subsidiaries of the Holding Company and third parties that securitize financial assets, and may make a market in these securitized financial assets. These securities are accounted for at fair value and are included in financial instruments owned in the statement of financial condition.

The Company purchases and sells financial instruments in VIEs in connection with its market-making activities. These financial instruments in VIEs include senior and subordinated tranches of collateralized mortgage obligations (CMOs), collateralized debt obligations (CDOs), and collateralized loan obligations (CLOs), and other asset-backed securities. The Company has made no liquidity arrangements, guarantees or commitments with third parties related to these holdings. The Company's maximum exposure to loss related to these VIEs is limited to the carrying amount of the financial instruments owned.

During the year ended December 31, 2015, the Company transferred $10,743,417,000 of debt securities in securitizations structured as sales or financing transactions. The securitizations are primarily U.S. government

agency or U.S. Government-Sponsored Enterprise (GSE) sponsored collateralized mortgage obligations. These securitizations are done principally on behalf of customers to facilitate their purchase of agency-backed mortgage securities that conform to their investment profile. The Company is not the primary beneficiary for these transactions because it does not have the power to direct the activities that most significantly impact the U.S. government agency or U.S. GSE sponsored collateralized mortgage obligation entities. As of December 31, 2015, the Company held $1,008,320,000 of securities related to securitizations which are included in financial instruments owned in the statement of financial condition.

The Company would consolidate a VIE if it is the primary beneficiary, which is defined as the party that has both the power to direct the activities that most significantly impact the VIE's performance and the obligation to absorb losses or right to receive benefits that could potentially be significant to the VIE. The Company was not required to consolidate any interest in VIEs.

The following table provides a summary of unconsolidated VIEs with which the Company has significant continuing involvement. Significant continuing involvement includes transactions where the Company was the sponsor or transferor and has other significant forms of involvement. Sponsorship includes transactions with unconsolidated VIEs where the Company solely or materially participated in the initial design or structuring of the entity or marketing of the transaction to investors. When the Company transfers assets to a VIE and accounts for the transfer as a sale, the Company is considered the transferor. The table does not include offsetting financial instruments that are held to mitigate the risks associated with these variable interest entities:

		Carrying value - asset (liability)		
(in thousands)	Total VIE assets	Debt and equity interests	Derivatives	Net assets
Residential mortgage loan securitizations:				
Conforming	$ 39,889,692	1,007,702	-	1,007,702
Other/nonconforming (1)	475,161	-	-	-
Commercial mortgage securitizations	3,111,736	618	81,261	81,879
	$ 43,476,589	1,008,320	81,261	1,089,581

(1) Nonconforming residential mortgage loan securitizations are those comprised of loans that do not conform to either government-sponsored entity or Federal Housing Administration standards.

(8) Fair Value Measurements

In accordance with FASB ASC 820, *Fair Value Measurement*, the Company groups its assets and liabilities measured at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets.

Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

Level 3 – Valuation is generated from techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect estimates of assumptions that market participants would use in pricing

the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow models and similar techniques.

In the determination of the classification of financial instruments in Level 2 or Level 3 of the fair value hierarchy, the Company considers all available information, including observable market data, indications of market liquidity and orderliness, and the Company's understanding of the valuation techniques and significant inputs used. Based upon the specific facts and circumstances of each instrument or instrument category, judgments are made regarding the significance of the Level 3 inputs to the instruments' fair value measurement in its entirety. If Level 3 inputs are considered significant, the instrument is classified as Level 3.

The following sections describe the valuation methodologies used by the Company to measure classes of financial instruments at fair value and specify the level in the fair value hierarchy where various financial instruments are generally classified. Valuation models, significant inputs to those models and any significant assumptions are included where appropriate.

The Company uses quoted prices in active markets, where available, and classifies such instruments within Level 1 of the fair value hierarchy. Examples include exchange-traded equity securities and some highly liquid government securities such as U.S. Treasuries. When instruments are traded in secondary markets and quoted market prices do not exist for such securities, the Company generally relies on internal valuation techniques or on prices obtained from third-party pricing services (vendors) or brokers or combination thereof, and accordingly, classifies these instruments as Level 2 or 3.

Financial instruments are mostly valued using internal trader prices that are subject to price verification procedures performed by separate internal personnel. The majority of fair values derived using internal valuation techniques are verified against multiple pricing sources, including prices obtained from third-party vendors. Vendors compile prices from various sources and often apply matrix pricing for similar securities when no price is observable. The Company reviews pricing methodologies provided by the vendors in order to determine if observable market information is being used, versus unobservable inputs. When evaluating the appropriateness of an internal trader price compared with vendor prices, considerations include the range and quality of vendor prices. Vendor or broker prices are used to ensure the reasonableness of a trader price; however valuing financial instruments involves judgments acquired from knowledge of a particular market. If a trader asserts that a vendor or broker price is not reflective of market value, justification for using the trader price, including recent sales activity where possible, must be provided to and approved by the appropriate levels of management.

Similarly, while trading securities traded in secondary markets are typically valued using unadjusted vendor prices, these prices are reviewed and may be adjusted using quoted market prices for similar securities if determined necessary. These securities are classified as Level 2 of the hierarchy. Examples include certain U.S. government, U.S. agency and municipal government obligations, corporate obligations, and certain mortgage-backed securities (MBS).

Security fair value measurements using significant inputs that are unobservable in the market due to limited activity or a less liquid market are classified as Level 3 in the fair value hierarchy. Such measurements include securities valued using internal models or a combination of multiple valuation techniques such as weighting of internal models and vendor or broker pricing, where the unobservable inputs are significant to the overall fair value measurement. Securities classified as Level 3 include certain residential and commercial MBS, other asset-backed securities, CDOs and certain CLOs, and certain residual and retained interests in residential

mortgage loan securitizations. The Company values CDOs using the prices of similar instruments, the pricing of completed or pending third party transactions or the pricing of the underlying collateral within the CDO. Where vendor or broker prices are not readily available, the Company uses management's best estimate.

The Company enters into both exchange-traded and over-the-counter (OTC) derivatives. Quoted market prices are available and used for the Company's exchange-traded derivatives, such as certain interest rate futures and option contracts, which the Company classifies as Level 1. However, a majority of the Company's derivatives are traded in OTC markets where quoted market prices are not readily available. OTC derivatives are valued using internal valuation techniques. Valuation techniques and inputs to internally developed models depend on the type of derivative and nature of the underlying rate, price or index upon which the derivative's value is based. Key inputs can include yield curves, credit curves, foreign-exchange rates, prepayment rates, volatility measurements and correlation of such inputs. Where model inputs can be observed in a liquid market and the model does not require significant judgment, such derivatives are typically classified as Level 2 of the fair value hierarchy. Examples of derivatives classified as Level 2 include generic interest rate swaps and certain option and forward contracts. When instruments are traded in less liquid markets and significant inputs are unobservable, such derivatives are classified as Level 3. Examples of derivatives classified as Level 3 include complex and highly structured derivatives such as certain credit default swaps. Additionally, significant judgments are required when classifying financial instruments within the fair value hierarchy, particularly between Level 2 and 3, as is the case for certain derivatives.

WELLS FARGO SECURITIES, LLC
(An Indirect Wholly-Owned Subsidiary of Wells Fargo & Company)

Notes to Statement of Financial Condition

December 31, 2015

Assets and liabilities measured at fair value at December 31, 2015 on a recurring basis are summarized below (in thousands):

	Assets and Liabilities Recorded at Fair Value on a Recurring Basis				
	Level 1	Level 2	Level 3	Netting (a)	Total
Financial instruments owned (excluding derivatives):					
Corporate obligations	$ -	7,662,374	55,936	(142,974)	7,575,336
Collateralized loan obligations and asset-backed securities	-	1,291,176	342,705	-	1,633,881
Mortgage-backed securities	-	20,130,252	257	-	20,130,509
US government, US agency and municipal government obligations	14,010,816	1,462,162	7,941	(3,814,833)	11,666,086
Equity securities	1,836,848	94,331	7	(220,231)	1,710,955
Derivatives:					-
Interest rate contracts	1,299	30,828	-	(4,911)	27,216
Equity contracts	636,912	-	-	(1,313)	635,599
Foreign exchange contracts	-	-	-	-	-
Credit contracts	-	39,056	384	(28,961)	10,479
	$ 16,485,875	30,710,179	407,230	(4,213,223)	43,390,061
Financial instruments sold, not yet purchased (excluding derivatives):					
Corporate obligations	S -	(4,077,464)	-	142,974	(3,934,490)
Collateralized loan obligations and asset-backed securities	-	(5,139)	-	-	(5,139)
Mortgage-backed securities	-	(63,393)	-	-	(63,393)
US government, US agency and municipal government obligations	(11,643,563)	(543,915)	-	3,814,833	(8,372,645)
Equity securities	(1,550,042)	(2,084)	-	220,231	(1,331,895)
Derivatives:					
Interest rate contracts	(128)	(38,928)	-	5,994	(33,062)
Equity contracts	(169,550)	(119)	-	1,432	(168,237)
Foreign exchange contracts	-	(2,781)	-	-	(2,781)
Credit contracts	-	(42,527)	(8,129)	39,704	(10,952)
	$ (13,363,283)	(4,776,350)	(8,129)	4,225,168	(13,922,594)

(a) The netting of securities owned (assets) by the amount of securities sold but not yet purchased (liabilities) occurs when the securities owned and the securities sold but not yet purchased have identical Committee on Uniform Security Identification Procedures (CUSIPs) numbers. All derivative assets and derivative liabilities subject to an enforceable master netting arrangement are netted on the statement of financial condition when GAAP conditions have been met.

Changes in Fair Value Levels

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy and transfer between Level 1, Level 2, and Level 3 accordingly. Observable market data includes but is not limited to quoted prices and market transactions. Changes in economic conditions or market liquidity generally will drive changes in availability of observable market data. Changes in availability of observable market data, which also may result in changing the valuation technique used, are generally the cause of transfers between Level 1, Level 2, and Level 3.

The amounts reported as transfers represent the fair value as of the beginning of the period in which the transfer occurred. For the year ended December 31, 2015, the Company transferred $11,602,000 of financial instruments owned from Level 3 to Level 2 due to an increase in observable market inputs. The Company also transferred $11,700,000 of financial instruments from Level 2 to Level 3 as a result of a decline in observable market inputs. There were no transfers between Level 1 and Level 2 during the year.

The changes in Level 3 assets and liabilities measured at fair value on a recurring basis for the year ended December 31, 2015 are summarized in the table below.

	Changes in Level 3 Assets and Liabilities					
	Beginning balance January 1, 2015	Total net gains/(losses) included in earnings (1)	Purchases, issuances, sales and settlements, net	Transfers into Level 3	Transfers out of Level 3	Ending balance December 31, 2015
			(in thousands)			
Financial instruments owned (excluding derivatives):						
Corporate obligations	$ 54,134	1,632	402	11,328	(11,560)	55,936
Collateralized loan obligations and asset-backed securities	434,111	7,681	(99,087)	-	-	342,705
Mortgage-backed securities	-	1,368	(1,440)	329	-	257
US government, US agency and municipal government obligations	6,809	62	1,070	-	-	7,941
Equity securities	10	(4)	-	43	(42)	7
	$ 495,064	10,739	(99,055)	11,700	(11,602)	406,846
Net derivative assets and liabilities:						
Equity contracts, net	(187)	187	-	-	-	-
Credit contracts, net	(11,028)	4,714	(1,431)	-	-	(7,745)
	$ (11,215)	4,901	(1,431)	-	-	(7,745)

The following table presents gross purchases, sales, issuances and settlements related to the changes in Level 3 assets and liabilities measured at fair value on a recurring basis for the year ended December 31, 2015.

	Purchases, Sales, Issuances and Settlements Related to Changes in Level 3 Assets and Liabilities				
	Purchases	Sales	Issuances	Settlements	Net
			(in thousands)		
Financial instruments owned (excluding derivatives):					
Corporate obligations	$ 45,406	(45,004)	-	-	402
Collateralized loan obligations and asset-backed securities	1,093,492	(1,192,579)	-	-	(99,087)
Mortgage-backed securities	-	(1,440)	-	-	(1,440)
US government, US agency and municipal government obligations	4,361	(2,264)		(1,027)	1,070
Equity securities	18	(18)	-	-	-
	$ 1,143,277	(1,241,305)	-	(1,027)	(99,055)
Net derivative assets and liabilities:					
Credit contracts	-	-	-	(1,431)	(1,431)
	$ -	-	-	(1,431)	(1,431)

Significant Recurring Level 3 Fair Value Asset and Liability Input Sensitivity

Generally, discounted cash flow or similar internal modeling techniques are used to determine the fair value of Level 3 assets and liabilities. Use of these techniques requires determination of relevant inputs and assumptions, some of which represent significant unobservable inputs as indicated in the preceding tables. Accordingly, changes in these unobservable inputs may have a significant impact on fair value.

Certain of these unobservable inputs will (in isolation) have a directionally consistent impact on the fair value of the instrument for a given change in that input. Alternatively, the fair value of the instrument may move in an opposite direction for a given change in another input. Where multiple inputs are used within the valuation technique of an asset or liability, a change in one input in a certain direction may be offset by an opposite change in another input having a potentially muted impact to the overall fair value of that particular instrument. Additionally, a change in one unobservable input may result in a change to another unobservable input (that is, changes in certain inputs are interrelated to one another), which may counteract or magnify fair value impact.

The following table provides quantitative information about the valuation techniques and significant unobservable inputs used in the valuation of substantially all Level 3 assets and liabilities measured at fair value on a recurring basis which is used as an internal model.

		Fair value amount reported (Level 3)	Valuation technique	Significant unobservable input	Range of unobservable inputs		
					Low end of range	High end of range	Weighted average
		(in thousands)					
Financial instruments owned (excluding derivatives):							
Corporate obligations	$	55,936	Market comparable pricing	Comparability adjustment	(4.30)%	7.15%	-1.08%
Collateralized loan obligations		342,705	Market comparable pricing	Comparability adjustment	(20.00)%	20.30%	2.89%
Mortgage-backed securities		257	Discounted cash flow model	Discount rate	0.03%	0.67%	0.13%
US government, US agency and municipal government obligations		7,941	Market comparable pricing	Comparability adjustment	0.19%	3.28%	0.36%
Equity securities		7	Market comparable pricing	Comparability adjustment	—%	—%	—%
Total financial instruments owned	$	406,846					
Derivative liabilities:							
Credit contracts		(7,745)	Market comparable pricing	Comparability adjustment	2.77%	8.30%	4.56%
Total derivative liabilities	$	(7,745)					

The valuation techniques used for Level 3 assets and liabilities, as presented in the previous tables, are described as follows:

- Discounted Cash Flow Model - Generally consist of developing an estimate of future cash flows that are expected to occur over the life of an instrument and then discounting those cash flows at a rate of return that results in the fair value amount.

- Market Comparable Pricing - Used to determine the fair value of certain instruments by incorporating known inputs such as recent transaction prices, pending transactions, or prices of other similar investments which require significant adjustment to reflect differences in instrument characteristics.

Significant unobservable inputs presented in the previous tables are those considered significant to the fair value of the Level 3 asset or liability. Unobservable inputs are considered to be significant, if by their exclusion, the fair value of the Level 3 asset or liability would be impacted by a predetermined percentage change or based on qualitative factors, such as nature of the instrument, type of valuation techniques used, and the significance of the unobservable inputs relative to other inputs used within the valuation. Following is a description of the significant unobservable inputs provided in the tables.

- Comparability adjustment – is an adjustment made to observed market data, such as a transaction price in order to reflect dissimilarities in underlying collateral, issuer, rating, or other factors used within a market valuation approach expressed as a percentage of an observed price.

- Discount rate – is a rate of return used to present value the future expected cash flow to arrive at the fair value of an instrument. The discount rate consists of a benchmark rate component and a risk premium component. The benchmark rate component, for example, OIS, LIBOR or U.S. Treasury rates, is generally observable within the market and is necessary to appropriately reflect the time value of money. The risk premium component reflects the amount of compensation market participants require due to the uncertainty inherent in the instrument's cash flows resulting from risks such as credit and liquidity.

Disclosures about Fair Value of Financial Assets and Liabilities

The table below is a summary of fair value estimates for financial assets and liabilities, excluding financial instruments recorded at fair value on a recurring basis, which are included within the Assets and Liabilities Recorded at Fair Value on a Recurring Basis table included earlier in this Note. The carrying amounts in the following table are recorded on the balance sheet under the indicated captions.

		Carrying amount	Estimated Fair Value Hierarchy			Total estimated fair value
			Level 1	Level 2	Level 3	
			(in thousands)			
Financial assets						
Cash	$	206,595	206,595			206,595
Cash segregated pursuant to federal regulations		1,673,201	1,673,201			1,673,201
Receivable from broker-dealers and clearing organizations		9,219,333		9,219,333		9,219,333
Securities borrowed		18,859,119		18,859,119		18,859,119
Securities purchased under agreements to resell		13,691,532		13,691,532		13,691,532
Receivable from customers		2,980,786		2,980,786		2,980,786
Financial liabilities						
Securities sold under agreements to repurchase	$	53,564,166		53,564,166		53,564,166
Securities loaned		7,301,543		7,301,543		7,301,543
Payable to broker-dealers and clearing organizations		702,090		702,090		702,090
Payable to customers		7,279,930		7,279,930		7,279,930
Subordinated borrowings		2,323,500		2,323,500		2,323,500

(9) Collateral Arrangements

The Company has accepted securities, which it is permitted to repledge or sell, as collateral for securities borrowed transactions and for securities purchased under agreements to resell transactions. At December 31, 2015, the fair value of this collateral was $40,462,048,000 all of which had been repledged or sold by the Company. The collateral is received primarily from other broker-dealers or institutional customers and is used by the Company to enter into securities lending agreements, securities sold with agreements to repurchase transactions and settlements related to financial instruments sold, not yet purchased.

(10) Property, Equipment, and Leasehold Improvements

Property, equipment, and leasehold improvements consist of the following at December 31, 2015 (in thousands):

Property and leasehold improvements	$	1,109
Furniture and equipment		415
Communications and computer equipment		6,555
		8,079
Less accumulated depreciation and amortization		6,385
Total	$	1,694

(11) Subordinated Borrowings

The Company's borrowings under subordination agreements at December 31, 2015 are listed in the following table (table, in thousands):

Subordinated note due January 31, 2018; variable rate of 0.9634% at December 31, 2015	$	300,000
Revolving subordinated note facility of $3,000,000 due February 15, 2018; variable rate of 0.9634% at December 31, 2015		2,023,500
Total	$	2,323,500

The interest rate is reset monthly based on 6-month LIBOR plus 30 basis points. Interest payable to Holding Company related to these borrowings totaled $1,928,000 at December 31, 2015. All subordinated borrowings have been approved by the Financial Industry Regulatory Authority (FINRA) and the Chicago Mercantile Exchange (CME) and therefore qualify as capital in computing net capital under the SEC's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

(12) Transactions with Affiliated Parties

The following items present the Company's significant transactions with affiliated parties.

(a) Securities Purchased Under Agreements to Resell and Securities Borrowed

The Company enters into securities purchased under agreements to resell transactions with affiliates, of which $1,415,984,000 is outstanding at December 31, 2015. The agreements are generally overnight transactions. Included in interest payable at December 31, 2015, is $347,000 due to affiliates. The Company also enters into securities borrowed transactions with affiliates, of which $1,056,825,000 were outstanding at December 31, 2015.

(b) Securities Sold Under Agreements to Repurchase and Securities Loaned

The Company enters into securities sold under agreements to repurchase transactions with affiliates, of which $1,952,433,000 is outstanding at December 31, 2015. The agreements are generally overnight transactions. Included in accrued interest payable from affiliates is $13,000 at December 31, 2015. The Company also enters into securities loaned transactions with affiliates, of which $148,540,000 were outstanding at December 31, 2015.

(c) Services Provided by the Company to Affiliates

The Company acts as an agent for the Holding Company and its subsidiaries providing various services. Approximately $24,301,000 of receivables in other assets at December 31, 2015 are primarily related to expense reimbursements due from affiliates.

(d) Interest Rate, Equity and Credit Default Swap Transactions

The Company has entered into interest rate, equity and credit default swap transactions with Wells Fargo Bank, N.A. (WFBNA), an affiliated bank, to economically hedge its financial instrument positions. At December 31, 2015, the notional value of interest rate swaps are a net purchase of payments of fixed interest rates of $1,677,500,000, equity swaps are a net purchase of protection of $5,295,000 and credit default swaps are a net purchase of protection of $57,583,000. The estimated fair values of the interest rate, equity and credit default swaps at December 31, 2015, are ($790,000), ($119,000) and ($ 10,669,000) respectively, which are included net in financial instruments owned in the accompanying statement of financial condition. There was cash margin on deposit of $15,041,000 in support of this activity at December 31, 2015. Additionally, securities with a market value of $33,802,000 have been pledged by WFBNA to the Company. The Company also clears certain interest rate swaps and futures for WFBNA as well as other affiliates.

(e) Clearing Services

The Company has entered into a fully disclosed clearing agreement with FCLLC to clear some of its customers' securities transactions. The agreement provides for the Company to pay FCLLC on a cost plus reimbursement arrangement. At December 31, 2015, receivables from broker-dealers and clearing organizations include $816,000 due from FCLLC in connection with the fully disclosed clearing arrangement.

The Company cleared transactions for WFIS and its customers on a fully-disclosed basis. With the merger of WFIS into the Company, the fully-disclosed clearing agreement has been terminated.

Additionally, there is no outstanding balance with WFPS as of December 31, 2015.

(f) Fails to Deliver and Fails to Receive

The Company entered into securities transactions with affiliates registered as brokers and/or dealers. At December 31, 2015, fails to deliver of $53,009,000 and fails to receive of $7,588,000 resulting from these transactions are included in receivables from and payable to broker-dealers and clearing organizations, respectively.

(g) *Deferred Compensation and Stock Plans*

The Company participates in the Holding Company's unfunded deferred compensation plan in which a select group of management or highly compensated individuals are participants, as defined. This plan requires the participant to defer cash incentive awards on a four-tiered scale ranging from 20% to 60% on awards greater than $100,000. Deferred cash incentive awards generally vest over a three-year period.

The Company participates in various stock option plans of the Holding Company under which incentive and nonqualified stock options may be granted periodically to certain employees. The options are granted at an exercise price equal to the fair value of the underlying shares at the date of grant, vest on continued service with the Holding Company and its subsidiaries including the Company for a specified period, generally three to five years following the date of grant, and have a contractual life of ten years. Restricted stock may also be granted under the stock option plans. The restricted stock generally vests over three to five years, during which time the holder receives dividends and has full voting rights.

(h) *Other Borrowings with Affiliates*

During the year, the Company had in place an uncommitted short-term promissory note in the amount of $13,000,000,000 with the Holding Company for purposes of meeting short-term liquidity needs. Borrowings were made under this note several times during the year in individual amounts not exceeding $233,853,000. The outstanding balance at December 31, 2015 was $20,922,000.

(13) Derivatives

The Company is a party to derivative financial instruments and commitments in the normal course of business to meet the financing needs of customers, conduct trading activities, and manage market risks. These derivative financial instruments include futures, options, swaps, swaptions, forward commitments to purchase and sell securities, securities purchased and sold on a when-issued basis (when-issued securities), and firm underwriting commitments. These instruments and commitments involve, to varying degrees, elements of credit and market risk. Credit risk is the possibility that a loss may occur because a party to a transaction fails to perform according to the terms of the contract. Market risk is the possibility that a change in interest rates, the underlying assets, indices or a combination of these factors will cause an unfavorable change in the value of a financial instrument.

The Company controls the credit risk arising from these instruments and commitments through its credit approval process and through the use of risk control limits and monitoring procedures. It evaluates each customer's or other broker-dealer's creditworthiness on a case-by-case basis. If collateral is deemed necessary to reduce credit risk, the amount and nature of the collateral obtained is based on management's credit evaluation of the other party. Based on the Company's assessment of each of its counterparties, additional collateral was not required by the Company at December 31, 2015.

The notional principal or contractual amounts of derivative financial instruments exceed the probable loss that could arise from counterparty default or market-related risks. The fair value of derivative financial instruments represents principally the estimated unrealized gain (asset) or loss (liability) and is recorded in financial instruments owned or financial instruments sold, not yet purchased in the statement of financial condition. The market risk associated with trading financial instruments, including derivatives, the prices of which are constantly fluctuating, is managed by imposing limits as to the type, amounts, and degree of risk that traders

may undertake. These limits are approved by senior management, and the risk positions of traders are reviewed on a daily basis to monitor compliance with the limits.

As of December 31, 2015, derivative financial instruments and their related fair values are as follows (table, in thousands):

Derivative instruments		Notional or contractual amount	Fair value	
			Asset derivatives	Liability derivatives
Interest rate contracts	$	31,626,823	32,127	39,056
Equity contracts		17,254,148	636,912	169,669
Foreign exchange contracts		229,886	-	2,781
Credit contracts - protection sold		686,951	13,769	35,464
Credit contracts - protection purchased		734,534	25,671	15,192
Sub-total		50,532,342	708,479	262,162
Netting (1)		—	(35,185)	(47,130)
Total	$	50,532,342	673,294	215,032

(1) Represents balance sheet netting of derivative asset and liability balances and related cash collateral. See the next table in this Note for further information.

Forward and commodity contracts are contracts for delayed delivery of securities or money market instruments in which the seller agrees to make delivery at a specified future date of a specified instrument, at a specified price or yield. Equity contracts are contracts that allow the holder of the option to purchase or sell a financial instrument at a specified price and within a specified period of time from the seller or writer of the option. As a writer of options, the Company receives a premium at the outset and then bears the risk of an unfavorable change in the price of the financial instrument underlying the option and other market risk factors that may impact the fair value of the option.

The following table provides information on the gross fair values of assets and liabilities, the balance sheet netting adjustments and the resulting net fair value amount recorded on the statement of financial condition, as well as the non-cash collateral associated with such arrangements. The "Net Amounts" column within the following table represents the aggregate of our net exposure to each counterparty after considering the balance sheet and disclosure-only netting adjustments. We manage derivative exposure by monitoring the credit risk associated with each counterparty using counterparty specific credit limits, using master netting arrangements and obtaining collateral. Derivative contracts executed in over-the-counter markets include bilateral contractual arrangements that are not cleared through a central clearing organization but are typically subject to master netting arrangements. The percentage of our bilateral derivative transactions outstanding at period end in such markets, based on gross fair value, is provided within the following table. Other derivative contracts executed in over-the-counter or exchange-traded markets are settled through a central clearing organization and are excluded from this percentage. In addition to the netting amounts included in the table, we also have balance sheet netting related to resale and repurchase agreements that are disclosed within Note 15.

WELLS FARGO SECURITIES, LLC
(An Indirect Wholly-Owned Subsidiary of Wells Fargo & Company)

Notes to Statement of Financial Condition

December 31, 2015

	Gross amounts recognized	Gross amounts offset in balance sheet (1)	Net amounts in balance sheet (2)	Gross amounts not offset in balance sheet (Disclosure-only netting) (3)	Net amounts	Percentage exchanged in over-the counter market (4)
			(in thousands)			
Derivative assets						
Interest rate contracts	$ 32,127	(4,911)	27,216	-	27,216	96%
Equity contracts	636,912	(1,313)	635,599	-	635,599	0%
Credit contracts - protection sold	13,769	(13,769)	-	-	-	100%
Credit contracts - protection purchased	25,671	(15,192)	10,479	-	10,479	100%
	$ 708,479	(35,185)	673,294	-	673,294	
Derivative liabilities						
Interest rate contracts	$ (39,056)	5,994	(33,062)	-	(33,062)	100%
Equity contracts	(169,669)	1,432	(168,237)	-	(168,237)	0%
Foreign exchange contracts	(2,781)	-	(2,781)	-	(2,781)	100%
Credit contracts - protection sold	(35,464)	24,512	(10,952)	-	(10,952)	100%
Credit contracts - protection purchased	(15,192)	15,192	-	-	-	100%
	$ (262,162)	47,130	(215,032)	-	(215,032)	

(1) Represents amounts with counterparties subject to enforceable master netting arrangements that have been offset in the statement of financial condition, including related cash collateral and portfolio level counterparty valuation adjustments. There were no counterparty valuation adjustments related to derivative assets or derivative liabilities at December 31, 2015. Additionally, $11.9 million of cash collateral was netted against derivative liabilities at December 31, 2015.
(2) Net derivative assets are classified in financial instruments owned, at fair value, and Net derivative liabilities are classified in financial instruments sold, not yet purchased, at fair value, in the statement of financial condition.
(3) Represents non-cash collateral pledged and received against derivative assets and liabilities with the same counterparty that are subject to enforceable master netting arrangements. U.S. GAAP does not permit netting of such non-cash collateral balances in the statement of financial condition, but requires disclosure of these amounts.
(4) Represents derivatives executed in over-the-counter markets that are not settled through a central clearing organization. Over-the-counter percentages are calculated based on gross amounts recognized as of the balance sheet date. The remaining percentage represents derivatives settled through a central clearing organization, which are executed in either over-the-counter or exchange-traded markets.

The Company has no derivatives that contain features that are contingent upon the credit ratings of the Company or its affiliates.

Credit Derivatives

The Company uses credit derivatives to manage exposure to credit risk related to its customer accommodation and market-making activity. This may include protection purchased to offset securities owned or sold protection. This credit risk management provides an ability to recover a significant portion of any amounts that would be paid under the credit derivatives written by the Company. The majority of the credit contracts are executed with an affiliate, WFBNA, and the Company would be required to perform under the noted credit derivatives in the event of a default by the referenced obligors. Excluded from maximum exposure are written credit protection contracts with a notional amount of $385,766,000 where the Company has also purchased offsetting credit protection with the same counterparty, WFBNA, on the same referenced obligation and where the term and amount of the purchased protection equals or exceeds the term of the written credit protection. Events of default include events such as bankruptcy, capital restructuring or lack principal and/or interest payment. In certain cases, other triggers may exist, such as the credit downgrade of the referenced obligors.

The following table provides details of sold and purchased credit derivatives as of December 31, 2015.

		Notional amount					
	Fair value liability	Protection sold (A)	Protection sold - non-investment grade	Protection purchased with identical underlyings (B)	Net protection sold (A) - (B)	Other protection purchased	Range of maturities
				(in thousands)			
Credit default swaps – corporate bonds	$ 18,051	444,926	397,064	377,409	67,517	163,768	2016-2020
Credit default swaps – structured products	17,413	242,025	47,025	8,357	233,668	185,000	2020-2057
Total credit derivatives	$ 35,464	686,951	444,089	385,766	301,185	348,768	

The Protection sold – non-investment grade category is based on the portion of the maximum loss exposure for which there is a greater risk that the Company will be required to make a payment or perform under the credit derivative. The current status of the risk of payment or performance being required is considered high if the underlying assets under the credit derivative have an external rating that is below investment grade or an internal credit default grade that would be equivalent to below investment grade external rating. It is important to note that the Protection sold – non-investment grade represents the amount of exposure which would be incurred under an assumed hypothetical circumstance and, accordingly, this disclosure is not an indication of expected loss for which payment is of a high likelihood. Such payment may not result in a loss. As such, the Protection sold – non-investment grade column is not an indication of loss probability.

(14) Guarantees, Commitments, and Contingent Liabilities

Underwriting Commitments

In the normal course of business, the Company enters into debt and equity underwriting commitments. Transactions relating to such underwriting commitments that were open at December 31, 2015, and were subsequently settled had no material impact on the Company's financial condition.

Lease Commitments

The Company leases office space related to its branch offices under operating leases expiring at various dates through 2020. Minimum future rental payments required under such leases, that have initial or remaining non-cancelable lease terms in excess of one year at December 31, 2015 are as follows:

	Operating leases
	(in thousands)
Years ending December 31:	
2016	$ 1,515
2017	386
2018	242
2019	120
After 2019	61
Total	$ 2,324

Minimum future rental commitments do not include operating leases entered into by affiliates for which the Company shares office space. The affiliates allocate rent expense to the Company for its share of rent expense incurred under these operating leases, under an expense sharing agreement.

Litigation

The Company has been named as a defendant in various legal actions arising from its normal business activities in which damages in various amounts are claimed. When establishing a liability for contingent litigation losses, the Company determines a range of potential losses for each matter that is both probable and estimable, and records the amount it considers to be the best estimate within the range. For these matters and others where an unfavorable outcome is reasonably possible but not probable, there may be a range of possible losses in excess of the established liability that cannot be estimated. Based on information currently available, advice of counsel, available insurance coverage and established reserves, the Company believes that the eventual outcome of the actions against it, including the matters described above, will not, individually or in the aggregate, have a material adverse effect on the Company's financial position. However, in the event of unexpected future developments, it is possible that the ultimate resolution of those matters, if unfavorable, may be material to the Company's results of operations for any particular period.

Exchange and Clearing House Guarantees

The Company is a member of exchanges and clearing houses that the Company uses to clear its trades and those of the Company's customers. It is common that all members in these organizations are required to collectively guarantee the performance of other members. Our obligations under the guarantees are based on a fixed amount or a multiple of the collateral we are required to maintain with these organizations. We have not recorded a liability for these arrangements because we believe the likelihood of loss is remote. The maximum exposure to loss represents the estimated loss that would be incurred under an assumed hypothetical circumstance, despite what we believe is its extremely remote possibility, where the value of our interests and any associated collateral declines to zero. The maximum exposure to loss related to our clearing house arrangements at December 31, 2015 is $1,412,996,000. The Company has made deposits with clearing organization in the form of cash and financial instruments owned of $97,015,000 and $5,921,000, respectively. The Company has also made deposits with clearing organizations with pledged collateral obtained through securities purchased under agreements to resell transactions of $491,434,000 and securities borrowed transactions of $3,729,000.

The Company clears transactions on behalf of its clients through various clearing houses, and the Company stands behind the performance of its clients on such trades. The Company mitigates its exposure to loss in the event of a client default by requiring that clients provide appropriate amounts of margin at the inception and throughout the life of the transaction. The Company may cease providing clearing services to clients if they do not adhere to their obligations under the clearing agreement. It is difficult to estimate the Company's maximum exposure under such transactions, as this would require an assessment of transactions that clients may execute in the future. The Company manages the exposure through setting credit limits for clients and maintaining termination right over clearing contracts. However, based upon historical experience, the Company believes it is unlikely that it will have to make any material payments under these arrangements and the risk of loss is expected to be remote.

Other Contingencies

The Company introduces certain of its customer transactions to an affiliated clearing broker, FCLLC, with whom it has a correspondent relationship for clearance and depository services in accordance with the terms of the clearance agreement. In connection therewith, the Company has agreed to indemnify FCLLC for credit losses that FCLLC may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their securities transactions. As of December 31, 2015, substantially all customer obligations were collateralized by securities with a market value in excess of the obligations.

Some contracts that the Company enters into in the normal course of business include indemnification provisions that obligate the Company to make payments to the counterparty or others in the event certain events occur. The contingencies generally relate to the changes in the value of underlying assets, liabilities, or equity securities or upon the occurrence of events, such as an adverse litigation judgment or an adverse interpretation of the tax law. The indemnification clauses are often standard contractual terms and were entered into in the normal course of business based on an assessment that the risk of loss would be remote. Since there are no stated or notional amounts included in the indemnification clauses and the contingencies triggering the obligation to indemnify have not occurred and are not expected to occur, the Company is not able to estimate the maximum potential amount of future payments under these indemnification clauses. There are no amounts reflected on the statement of financial condition as of December 31, 2015, related to these indemnifications.

(15) Securities Financing Activities

The Company enters into resale and repurchase agreements and securities borrowing and lending agreements (collectively, "securities financing activities") primarily to finance inventory positions, acquire securities to cover short trading positions, accommodate customers' financing needs, and settle other securities obligations. The majority of securities financing activities involve high quality, liquid securities such as U.S. Treasury securities and government agency securities, and to a lesser extent, less liquid securities, including equity securities, corporate bonds and asset-backed securities. These transactions are accounted for as collateralized financings which are typically received or pledged securities as collateral. These financing transactions generally do not have material credit risk given the collateral provided and the related monitoring processes.

Offsetting of resale and repurchase agreements and securities borrowing and lending agreements

The table below presents resale and repurchase agreements subject to master repurchase agreements (MRA) and securities borrowing and lending agreements subject to master securities lending agreements (MSLA). The Company accounts for transactions subject to these agreements as collateralized financings, and those with a single counterparty are presented net on the balance sheet, provided certain criteria are met that permit balance sheet netting. Most transactions subject to these agreements do not meet those criteria and thus are not eligible for balance sheet netting. There were no securities borrowing or lending agreements subject to MSLAs that were eligible for netting.

Collateral pledged consists of non-cash instruments, such as securities or loans, and is not netted on the balance sheet against the related liability. Collateral received includes securities or loans and is not recognized on the statement of financial condition. Collateral pledged or received may be increased or decreased over time to maintain certain contractual thresholds as the assets underlying each arrangement fluctuate in value. Generally, these agreements require collateral to exceed the asset or liability recognized on the statement of financial condition. The following table includes the amount of collateral pledged or received related to exposures subject

to enforceable MRAs or MSLAs. While these agreements are typically over-collateralized, U.S. GAAP requires disclosure in this table to limit the amount of such collateral to the amount of the related recognized asset or liability for each counterparty (in thousands):

Assets:		
Resale and securities borrowing agreements		
Gross amounts recognized	$	40,548,074
Gross amounts offset in statement of financial condition(1)		(7,997,423)
Net amounts in statement of financial condition(2)		32,550,651
Collateral not recognized in statement of financial condition(3)		(31,828,611)
Net amount(4)	$	722,040
Liabilities:		
Repurchase and securities lending agreements		
Gross amounts recognized	$	68,863,132
Gross amounts offset in statement of financial condition(1)		(7,997,423)
Net amounts in statement of financial condition(5)		60,865,709
Collateral pledged but not netted in statement of financial condition(6)		(60,563,166)
Net amount(7)	$	302,543

(1) Represents recognized amount of resale and repurchase agreements with counterparties subject to enforceable MRAs that have been offset in the statement of financial condition.

(2) At December 31, 2015, includes $13.7 billion, classified on our statement of financial condition in Securities purchased under agreements to resell, and $18.9 billion in Securities borrowed.

(3) Represents the fair value of collateral we have received under enforceable MRAs or MSLAs, limited for table presentation purposes to the amount of the recognized asset due from each counterparty. At December 31, 2015, we have received total collateral with a fair value of $40.5 billion, all of which we have the right to and have sold or re-pledged.

(4) Represents the amount of our exposure that is not collateralized and/or is not subject to an enforceable MRA.

(5) At December 31, 2015, includes $53.6 billion, classified on our statement of financial condition in Securities sold under agreements to repurchase, and $7.3 billion in Securities loaned

(6) Represents the fair value of collateral we have pledged, related to enforceable MRAs or MSLAs, limited for table presentation purposes to the amount of the recognized liability owed to each counterparty. At December 31, 2015, we have pledged total collateral with a fair value of $70.2 billion, $0.4 billion of which the counterparty does not have the right to sell or repledge.

(7) Represents the amount of our exposure that is not covered by pledged collateral and/or is not subject to an enforceable MRA or MSLA.

Repurchase and securities lending agreements

Securities sold under repurchase agreements and securities lending arrangements are effectively short-term collateralized borrowings. In these transactions, cash is received in exchange for transferring securities as collateral and an obligation is recognized to reacquire the securities for cash at the transaction's maturity. These types of transactions create risks, including (1) the counterparty may fail to return the securities at maturity; (2) the fair value of the securities transferred may decline below the amount of our obligation to reacquire the securities, and therefore create an obligation for us to pledge additional amounts; and (3) the counterparty may accelerate the maturity on demand, requiring the Company to reacquire the security prior to contractual maturity. The Company attempts to mitigate these risks by the fact that the majority of our securities financing activities involve highly liquid securities; we underwrite and monitor the financial strength of our counterparties; we monitor the fair value of collateral pledged relative to contractually required repurchase amounts; and we monitor that our collateral is properly returned through the clearing and settlement process in advance of our cash repayment. The following table provides the underlying collateral types of our gross obligations under repurchase and securities lending agreements.

		Total Gross Obligation
		(in thousands)
Repurchase agreements:		
Corporate obligations	$	4,673,136
Collateralized loan obligations and asset-backed securities		2,275,000
Mortgage-backed securities		24,544,619
U.S. government, U.S. agency and municipal government obligations		26,449,471
Equity securities		2,457,007
Money market securities		1,162,356
Total repurchases		61,561,589
Securities lending:		
Corporate obligations	$	343,128
Equity securities (1)		6,958,415
Total securities lending		7,301,543
Total repurchases and securities lending	$	68,863,132

(1) Equity securities are generally exchange traded and either re-hypothecated under margin lending agreements or obtained through contemporaneous securities borrowing transactions with other counterparties.

The following table provides the contractual maturities of gross obligations under repurchase and securities lending agreements.

(in thousands)		Overnight/ Continuous	Up to 30 days	30-90 days	>90 days	Total Gross Obligation
Repurchase agreements	$	38,189,725	19,411,864	2,935,000	1,025,000	61,561,589
Securities lending		5,411,157	361,665	1,528,721	—	7,301,543
Total repurchases and securities lending (1)	$	43,600,882	19,773,529	4,463,721	1,025,000	68,863,132

(1) Repurchase and securities lending transactions are primarily conducted under enforceable master lending agreements that allow either party to terminate the transaction on demand. These transactions have been reported as continuous obligations unless the MRA or MSLA has been modified with an overriding agreement that specifies an alternative termination date.

(16) Net Capital

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) and the Commodities Futures Trading Commission (CFTC) Regulation 1.17 which requires the maintenance of minimum net capital. Under SEC Rule 15c3-1, the Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital, as defined, or 2% of combined aggregate debit balances arising from customer transactions. Under CFTC Regulation 1.17, the Company is required to maintain an adjusted net capital equivalent to the greater of $1,500,000 or $646,560,000, which was 8% of the total risk margin requirements for all positions carried in customer and non-customer accounts plus additional net capital requirements related to certain reverse repurchase agreements. At December 31, 2015, the Company had net capital of $3,775,613,000, which was 63.35% of aggregate debit items and $3,129,053,000 in excess of the minimum net capital requirement.

(17) Subsequent Events

The Company has evaluated the effects of subsequent events that have occurred subsequent to period end December 31, 2015, and through February 26, 2016 which is the date we issued the statement of financial condition. During this period, there have been no material subsequent events that would require recognition or disclosure in the statement of financial condition.